Exhibit 12
Bausch & Lomb Incorporated

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(Dollar Amounts In Millions)

	December 31, 2005	December 25, 2004
Income before Income Taxes and Minority Interest	$246.4	$242.7
Fixed Charges	53.8	51.3
Current Period Amortization of Capitalized Interest	0.6	0.5
Capitalized Interest	0.0	(1.1)
Total Earnings as Adjusted	$300.8	$293.4
Fixed Charges
Interest (Including Interest Expense and Capitalized Interest)	$52.8	$50.7
Portion of Rents Representative of the Interest Factor	1.0	0.6
Total Fixed Charges	$53.8	$51.3
Ratio of Earnings to Fixed Charges	5.6	5.7